UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peixin Xu

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,900,000
	8	Shared voting power
	9	Sole dispositive voting power 3,900,000
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 3,900,000
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 3.00%(1)
14	Type of reporting person* CO

(1)	Applicable percentage of ownership is based on 129,833,695 shares of Class A Common Stock outstanding as of November 12, 2020 as reported by the Issuer in a quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020, together with all applicable options, warrants and other securities convertible into shares of our Class A Common Stock for such stockholder.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment and Media Group
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF; WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,300,000(2)
	8	Shared voting power
	9	Sole dispositive voting power 5,300,000(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 5,300,000(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 4.08%(1)
14	Type of reporting person* CO

(2)	Consists of (i) 3,900,000 shares of Class A Common Stock of the Company held by Bison Entertainment Investment Limited, a wholly owned subsidiary of Bison Entertainment and Media Group, which is wholly owned by Bison Capital Holding Company Limited; and (ii) currently-exercisable warrants, held by Bison Entertainment and Media Group to acquire up to 1,400,000 shares of Class A Common Stock, subject to certain anti-dilution adjustment.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,300,000(2)
	8	Shared voting power
	9	Sole dispositive voting power 5,300,000(2)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 5,300,000(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 4.08%(1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MingTai Investment LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,005,772 (3)
	8	Shared voting power
	9	Sole dispositive voting power 9,005,772(3)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 9,005,772(3)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 6.94%(1)
14	Type of reporting person* PN

(3)	Including (1) 3,333,333 shares of Class A Common Stock acquired on September 11, 2020, upon conversion of a note (as amended) issued to MingTai Investment LP, in the principal amount of $5,000,000 dated October 9, 2018, convertible at $1.50 per share, and (2) 5,672,439 shares of Class A Common Stock acquired pursuant to a stock purchase agreement (the “April Stock Purchase Agreement”) among the Issuer and certain investors dated April 10, 2020

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Global Investment SPC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,666,667(4)
	8	Shared voting power
	9	Sole dispositive voting power 6,666,667(4)
	10	Shared dispositive power

11	Aggregate amount beneficially owned by each reporting person 6,666,667(4)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 5.13%(1)
14	Type of reporting person* PN

(4)	Representing 6,666,667 shares of Class A Common Stock acquired on September 11, 2020, upon conversion of a note (as amended) issued to Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1, in the principal amount of $10,000,000 dated July 12 2019, convertible at $1.50 per share.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong

Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 5,300,000(2) (5)
	9	Sole dispositive voting power
	10	Shared dispositive power 5,300,000(2)(5)

11	Aggregate amount beneficially owned by each reporting person 5,300,000(2)(5)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 4.08%(1)
14	Type of reporting person* IN

(5)	Ms. Fengyun Jiang is the 100% shareholder of Bison Capital Holding Company Limited and spouse of Mr. Peixin Xu.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China

Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,712(6)
	8	Shared voting power 32,137,421(7)
	9	Sole dispositive voting power 74,712(6)
	10	Shared dispositive power 32,137,421(7)

11	Aggregate amount beneficially owned by each reporting person 32,137,421(6)(7)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 24.75%(1)
14	Type of reporting person* IN

(6)	Representing shares issued as part of the annual retainer for board service by Mr. Peixin Xu .
(7)	Including (i) 3,900,000 shares of Class A common stock owned by Bison Entertainment Investment Limited (“BEIL”), (ii) 1,400,000 shares of Class A common stock subject to issuance upon exercise of currently exercisable warrants owned by Bison Entertainment and Media Group (“BEMG”); (iii) 6,666,667 shares held by Bison Global; (iv) 9,005,772 shares held by MingTai;, (v) 7,266,367 shares of Class A common stock held by Shangtai, and (vi) 3,898,615 shares of Class A common stock held by Antai Investment LP, a Cayman Islands registered limited partnership, and the manager of its general partner is controlled by Mr. Peixin Xu, who acquired the shares pursuant to the April Stock Purchase Agreement.

SCHEDULE 13D

CUSIP No. 172406209

This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Cinedigm Corp. (the “Company” or the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2017, amended on January 5, 2018 and April 23, 2020 (collectively, the “Schedule 13D”) with respect to the recent changes of security interest of the Issuer by BEIL, Bison Global, MingTai (directly), and BEMG, Mrs. Jiang and Mr. Xu (indirectly). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No Change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

On September 11, 2020, MingTai and Bison Global elected to convert their notes, have an aggregate of $15 million principal amount, into an aggregate of 10,000,000 shares of Common Stock at a conversion price of $1.50 per share, resulting acquiring (the “Note Conversion”).

On September 15, 2020, BEIL sold an aggregate 19,666,667 shares of Common Stock in a privately negotiated transactions (the “BEIL Private Sale”).

On December 24, 2020 and December 28, 2020, Huatai sold in open market an aggregated amount of 4,793,546 shares of Common Stock.

December 30, 2020 and December 31, 2020, Bison Global sold in open market an aggregated amount of 8,224,114 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the Note Conversion and the BEIL Private Sale as set forth in Item 3 above. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Applicable percentage of ownership is based on 129,833,695 shares of Class A Common Stock outstanding as of November 12, 2020 together with all applicable options, warrants and other securities convertible into shares of our Class A Common Stock for such stockholder, as reported by the Issuer in a quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of Class A Common Stock subject to options, warrants or other convertible securities exercisable within 60 days after November 12, 2020 are deemed outstanding for computing the percentage ownership of the person holding such options, warrants or other convertible securities, but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted, the named beneficial owner has the sole voting and investment power with respect to the shares of Class A Common Stock shown.

(i)	BEIL owns or may be deemed to beneficially own 3,900,000 shares of Class A Common Stock, representing approximately 3.00% of the issued and outstanding common stock of the Company.

(ii)	Shangtai owns or may be deemed to beneficially own 7,266,367 shares of Class A Common Stock, representing approximately 5.60% of the issued and outstanding common stock of the Company.

(iii)	Each of BEMG, Bison Capital and Ms. Fengyun Jiang owns or may be deemed to beneficially own 5,300,000 shares of Class A Common Stock, representing approximately 4.08% of the issued and outstanding common stock of the Company.

(iv)	Huatai owns or may be deemed to beneficially own 0 share of Class A Common Stock, representing approximately 0% of the issued and outstanding common stock of the Company.

(v)	Mingtai owns or may be deemed to beneficially own 9,005,772 shares of Class A Common Stock, representing approximately 6.94% of the issued and outstanding common stock of the Company.

(vi)	Bison Global owns or may be deemed to beneficially own 6,666,667 shares of Class A Common Stock, representing approximately 5.13% of the issued and outstanding common stock of the Company.

(vii)	Mr. Peixin Xu owns or may be deemed to beneficially own 32,137,421 shares of Class A Common Stock, representing approximately 24.75% of the issued and outstanding common stock of the Company.

(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i)	BEIL has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,900,000 shares of Class A Common Stock.

(ii)	Shangtai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 7,266,367 shares of Class A Common Stock.

(iii)	Each of BEMG and Bison Capital has the sole power to vote or to direct the vote and sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 5,300,000 shares of Class A Common Stock beneficially owned by each of them.

SCHEDULE 13D

CUSIP No. 172406209

(iv)	Ms. Fengyun Jiang, as the designated holder of such shares by Mr. Peixin Xu, has shared power with Mr. Xu to vote or to direct the vote and shared power with Mr. Xu to dispose or direct the disposition of 5,300,000 shares of Class A Common Stock beneficially owned by her.

(v)	Huatai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 0 share of Class A Common Stock.

(vi)	Mingtai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 9,005,772 shares of Class A Common Stock.

(vii)	Bison Global has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,666,667 shares of Class A Common Stock.

(viii)	Mr. Peixin Xu, as the spouse of Ms. Jiang, has shared with Ms. Xu to vote or to direct the vote and shared power with Ms. Jiang to dispose or director the disposition of 5,300,000 shares of Class A Common Stock, Mr. Xu, as the controlling shareholder of BFGL, which owns 100% equity interest of the fund manager of each of MingTai, Bison Global, Huatai, Antai Investment LP and Shangtai, is deemed to have shared voting and disposition rights of 26,837,421 shares of Class A Common Stock in aggregate. Mr. Peixin has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 74,712 shares of Class A Common Stock beneficially owned by him.

(c) Other than as described herein, none of the Reporting Persons has effected any transaction in Class A Common Stock during the 60 days preceding the date of this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the section:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.17 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
99.16	Form of Purchase Agreement dated September 15, 2020 between BEIL and investors.
99.17	Joint Filing Agreement dated January 13, 2021.

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

Bison Entertainment Investment Limited		Bison Entertainment and Media Group

By:	/s/ Peixin Xu	By:	/s/ Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	President and Director	Title:	Director

Bison Capital Holding Company Limited		MingTai Investment LP

By:	/s/ Peixin Xu	By:	/s/ Yu-An Chen
Name:	Peixin Xu	Name:	Yu-An Chen
Title:	Director	Title:	Director

Bison Global Investment SPC

By:	/s/ Yu-An Chen	/s/ Peixin Xu
Name:	Yu-An Chen	Peixin Xu
Title:	Director

/s/ Fengyun Jiang
Fengyun Jiang*

*	The Reporting Person disclaims beneficial ownership of the Class A Common Stock except to the extent of her pecuniary interest therein.